U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):

           [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                  [ ] Form 10-Q and Form 10-QSB [ ]Form N-SAR

            For Period Ended:      September 30, 1998
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            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended:

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  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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  Part I--Registrant Information
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        Adirondack Financial Services Bancorp, Inc.
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        Full Name of Registrant

        N/A
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        Former Name if Applicable

        52 North Main Street
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        Address of Principal Executive Office (Street and Number)

        Gloversville, New York 12078
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        City, State and Zip Code

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  Part II--Rules 12b-25 (b) and (c)
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  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a) The reasons described in reasonable detail in Part III of
    |     this form could not be eliminated without unreasonable effort
    |     or expense;
    |
[X] | (b) The subject annual report, semi-annual report, transition
    |     on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or
    |     portion thereof, will be filed on or before the fifteenth calendar
    |     day following the prescribed due date; or the subject quarterly
    |     report or transition report on Form 10-Q or Form 10-QSB, or portion
    |     thereof, will be filed on or before the fifth calendar day following
    |     the prescribed due date; and
    |
[ ] | (c) The accountant's statement or other exhibit required by Rule 12b-
    |     25(c) has been attached, if applicable.

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  Part III--Narrative
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  State below in reasonable detail the reasons why the Form 10-K and
  Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

  Response: The Company encountered technical difficulties which delayed the ability of the Company to generate the forms necessary to complete the Form 10-K in a timely fashion without unreasonable effort or cost.
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  Part IV--Other Information
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      (1) Name and telephone number of person to contact in regard to this notification.

         Menzo D. Case            (518)              725-6331
         --------------------  -----------     --------------------
          (Name)                (Area Code)     (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X] Yes   [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X] Yes   [ ] No


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      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Response: The Registrant's net income for the year ended September 30, 1998 was $233,764 compared to $(582,778) for the year ended September 30, 1997, as previously reported in the Registrant's year end earnings release.



         Adirondack Financial Services Bancorp, Inc.
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        (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


  Date:   12/30/98                  /s/ Lewis E. Kolar
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                                    Lewis E. Kolar, President and Chief
                                      Executive Officer

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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